-

7 DAYS GROUP HOLDINGS LIMITED ANNOUNCES

UNAUDITED 2013 FIRST QUARTER FINANCIAL RESULTS

•	First quarter 2013 net revenues rose 17.5% year-over-year to RMB640.5 million, exceeding guidance.
•	82 net hotels added in first quarter to a total of 1,427 hotels in operation.
•	Total transaction value[1], a measure of total room revenue generated from all hotels, reached RMB1,519.9 million in first quarter 2013, an increase of 32.9% year-over-year.

GUANGZHOU, CHINA – May 13, 2013 - 7 Days Group Holdings Limited (“7 Days Group” or the “Company”) (NYSE: SVN), a leading and fast growing national economy hotel chain based in China, today announced its unaudited financial results for the first quarter 2013.

First Quarter 2013 Financial Highlights

•	Total net revenues for the first quarter 2013 increased by 17.5% year-over-year to RMB640.5 million (US$103.1 million)[2].
•	Income from operations for the first quarter 2013 was RMB13.7 million (US$2.2 million), compared to RMB23.3 million in the first quarter 2012. Non-GAAP income from operations for the quarter was RMB20.4 million (US$3.3 million), compared to RMB32.2 million for the same period in 2012.
•	EBITDA for the first quarter was RMB106.2 million (US$17.1 million), an increase of 0.4% year-over-year from RMB105.8 million for the same period in 2012. Adjusted EBITDA for the quarter was RMB112.9 million (US$18.2 million), a decrease of 1.5% year-over-year. EBITDA margin was 16.6% compared to 19.4% in the same period in 2012. Adjusted EBITDA margin was 17.6%, compared to 21.0% in the prior year period.
•	Net income attributable to the Company’s ordinary shareholders for the quarter was RMB5.4 million (US$0.9 million), compared to RMB19.0 million for the same period in 2012. Non-GAAP net income attributable to the Company’s ordinary shareholders for the quarter was RMB12.1 million (US$2.0 million), representing a year-over-year decrease of 56.4%.
•	Basic and diluted earnings per ADS[3] were RMB0.11 (US$0.02) and RMB0.11 (US$0.02) respectively. Non-GAAP basic and diluted earnings per ADS were RMB0.25 (US$0.04) and RMB0.25 (US$0.04), respectively.
•	Net operating cash inflow was RMB76.6 million (US$12.3 million), compared to RMB93.8 million in the same period in 2012.

1Definition of Total transaction value: total room revenue from leased-and-operated hotels and managed hotels. The metric is highlighted as an indicator of the scale and reach of 7 Days’ brands.

2The Company’s reporting currency is Renminbi (“RMB”). The translation of amounts from RMB to United States Dollars is solely for the convenience of the reader. RMB amounts included in this press release have been translated into U.S. dollars at the exchange rate of March 31, 2013 as set forth in the H.10 statistical release of the Federal Reserve Board, which was US$1.00 = RMB6.2108. No representation is made that RMB amounts could have been, or could be, converted into U.S. Dollars at that rate or at any other rate on March 31, 2013.

3Each ADS represents 3 of the Company’s ordinary shares.

1

First Quarter 2013 Operational Highlights

•	Added 82 net hotels, comprising 8 net leased-and-operated hotels and 74 net managed hotels in the first quarter 2013.
•	As of March 31, 2013, 7 Days Group had 1,427 hotels in operation, consisting of 500 leased-and-operated hotels and 927 managed hotels, representing a total of 141,091 rooms covering 223 cities.
•	As of March 31, 2013, there were a total of 223 hotels in the pipeline, including 14 leased-and-operated hotels under conversion and 209 managed hotels contracted but not yet opened.
•	For the first quarter 2013, occupancy rates for leased-and-operated hotels, managed hotels and all hotels were 75.0%, 75.5% and 75.3%, respectively, compared to 79.5%, 76.3% and 77.7%, respectively, in the first quarter 2012. The year-over-year decrease in occupancy rates was primarily a result of the impact from the macro economic situation.
•	RevPAR[4] for leased-and-operated hotels in the first quarter 2013 was RMB124.1, compared to RMB128.8 in the same period in 2012. RevPAR for managed hotels for the period was RMB117.1, compared to RMB116.0 for the same period in 2012.
•	As of March 31, 2013, the number of 7 Days Club members was approximately 56.3 million, a 46% increase from 38.6 million as of March 31, 2012.

Recent Business Developments:

Mr. Yuezhou Lin, 7 Days Group’s Chief Executive Officer and Director, commented, "We are pleased to report a strong first quarter with financial results exceeding our guidance, setting a solid start for year 2013. Our outlook for the remainder of 2013 is favorable, as we have built a healthy pipeline and expect to benefit from the increasing economies of scale. We expect to maintain our fast expansion pace, therefore to solidify our market leader position in the economy hotel industry."

First Quarter 2013 Unaudited Financial Results

Gross revenues. Gross revenues for the first quarter 2013 were RMB678.1 million (US$109.2 million), representing a year-over-year increase of 17.4% from RMB577.6 million in the first quarter 2012.

Gross revenues from leased-and-operated hotels. Gross revenues from leased-and-operated hotels for the first quarter 2013 amounted to RMB596.9 million (US$96.1 million), representing a 14.9% increase from RMB519.5 million in the first quarter 2012.

___________________________________

4RevPAR represents revenue per available room

2

Gross revenues from managed hotels. Gross revenues from managed hotels for the first quarter 2013 increased by 39.5% to RMB81.2 million (US$13.1 million) from RMB58.2 million in the same period in 2012. During the first quarter 2013, the Company opened 74 net managed hotels.

Total net revenues. Total net revenues for the first quarter 2013 totaled RMB640.5 million (US$103.1 million), representing a year-over-year increase of 17.5% from RMB545.0 million in first quarter 2012, primarily resulting from the continued growth in the number of hotels in operation.

Hotel operating costs. Hotel operating costs for the first quarter 2013 were RMB556.9 million (US$89.7 million), or 86.9% of total net revenues, compared with 85.6% of total net revenues in the first quarter 2012 and 80.5% of total net revenues in the fourth quarter 2012.

Sales and marketing expenses. Sales and marketing expenses for the first quarter 2013 were RMB16.1 million (US$2.6 million), or 2.5% of total net revenues, compared with 2.3% of total net revenues in the same period of 2012 and 4.6% in the fourth quarter 2012.

General and administrative expenses. General and administrative expenses for the first quarter 2013 were RMB53.8 million (US$8.7 million), or 8.4% of total net revenues, compared to RMB42.8 million, or 7.9% of total net revenues in the same period of 2012, and RMB52.6 million, or 7.6% of total net revenues in the fourth quarter 2012. The increase in general and administrative expenses was primarily due to the expenses associated with the going-private transaction involving the Company. The going-private related expenses incurred during the quarter were RMB11.7 million , about 1.83% of total net revenues.

Accordingly, total operating costs and expenses amounted to RMB626.8 million (US$100.9 million), representing 97.9% of total net revenues, compared to 95.7% of total net revenues in the same period of 2012 and 92.7% in the fourth quarter 2012.

Income from operations. Income from operations for the first quarter 2013 was RMB13.7 million (US$2.2 million), compared to RMB23.3 million in the first quarter 2012 and RMB51.1 million in the fourth quarter 2012. Non-GAAP income from operations was RMB20.4 million (US$3.3 million), compared to RMB32.2 million for the same period of 2012 and RMB56.3 million in the fourth quarter 2012.

EBITDA. EBITDA for the first quarter was RMB106.2 million (US$17.1 million), an increase of 0.4% year-over-year from RMB105.8 million for the same period in 2012. Adjusted EBITDA for the quarter was RMB112.9 million (US$18.2 million), representing a decrease of 1.5% year-over-year from RMB114.6 million for the same period in 2012. EBITDA margin was 16.6% compared to 19.4% in the same period in 2012. Adjusted EBITDA margin was 17.6% compared to 21.0% in the prior year period.

Interest expense. Interest expense for the first quarter 2013 was RMB4.6 million, (US$0.7 million) compared to RMB6.4 million for the same period of 2012 and RMB2.9 million in the fourth quarter 2012.

3

Income tax expense. Income tax expense for the first quarter 2013 was RMB7.0 million (US$1.1 million), compared to RMB7.3 million in the same period of 2012 and RMB13.8 million in the fourth quarter 2012.

Net income attributable to 7 Days Group Holdings Limited ordinary shareholders. Net income attributable to 7 Days Group Holdings Limited ordinary shareholders was RMB5.4 million (US$0.9 million) in the first quarter 2013, compared to RMB19.0 million in the first quarter 2012 and RMB37.9 million in the fourth quarter 2012.

Non-GAAP net income. Non-GAAP net income was RMB12.1 million (US$2.0 million), compared to Non-GAAP net income of RMB27.8 million for the first quarter 2012 and Non-GAAP net income of RMB43.1 million in the fourth quarter 2012.

Basic and diluted earnings per ADS. Basic and diluted earnings per ADS were RMB0.11 (US$0.02) and RMB0.11 (US$0.02), respectively, for the first quarter 2013, compared to basic and diluted earnings per ADS of RMB0.38 in the first quarter 2012 and basic and diluted earnings per ADS of RMB0.77 in the fourth quarter 2012. Non-GAAP basic and diluted earnings per ADS were RMB0.25 (US$0.04) and RMB0.25 (US$0.04), respectively, for the first quarter 2013, compared to non-GAAP basic and diluted earnings per ADS of RMB0.56 and RMB0.55, respectively, in the same period of 2012 and basic and diluted earnings per ADS of RMB0.88 and RMB0.88, respectively, in the fourth quarter 2012.

Cash and pledged bank deposits. As of March 31, 2013, the Company had cash and pledged bank deposits of RMB379.2 million (US$61.1 million), representing a quarter-over-quarter decrease of 0.8% from RMB382.3 million as of December 31, 2012 and a year-over-year decrease of 19.2% from RMB469.6 million as of March 31, 2012, respectively.

Operating cash flow. Net operating cash inflow for the first quarter 2013 was RMB76.6 million (US$12.3 million), representing a decrease of 18.3% from RMB93.8 million in the first quarter 2012.

Guidance

The Company expects to generate total net revenues in the range of RMB735 million to RMB745 million in the second quarter 2013. These forecasts reflect the Company’s current and preliminary view, which is subject to change.

Change in Directorship

Mr. Jeffrey Perlman, a member of the Company’s board of directors, resigned as a Company director late last week. “On behalf of the Company and its board of directors, we would like to thank Mr. Perlman for his valuable contributions and service during the last two years,” said Mr. Boquan He, Co-Chairman of the Company. “We wish Jeff every success in the future.”

4

Conference Call

7 Days Group Holdings Limited senior management will host a conference call at 10:00 pm (Eastern) / 7:00 pm (Pacific) Monday, May 13, 2013, which is 10:00 am (Beijing) on Tuesday, May 14, 2013 to discuss its first quarter 2013 financial results and recent business activity. The conference call may be accessed by calling the following numbers:

China:	800 8190 121
Hong Kong:	852 2475 0994
US Toll Free:	1 866 519 4004
US New York:	1 718 354 1231
International:	65 6723 9381
Passcode:	7 Days

A live webcast of the conference call and replay will be available on the investor relations page of 7 Days Group’s website at http://en.7daysinn.cn/.

A telephone replay will be available shortly after the call. The dial-in details are as follows:

US:	1 855 452 5696
International:	61 2 8199 0299
Conference ID number:	57969157

About 7 Days Group Holdings Limited

7 Days Group is a leading and fast growing national economy hotel chain based in China. It converts and operates limited service economy hotels across major metropolitan areas in China under its award-winning “7 Days Inn” brand. The Company strives to offer consistent and high-quality accommodations and services primarily to the growing population of value conscious business and leisure travelers who demand affordable, clean, comfortable, convenient and safe lodging, and to respond to its guests’ needs.

Use of Non-GAAP Financial Measures

To supplement 7 Days Group's unaudited financial results presented in accordance with U.S. GAAP, the Company has used the following non-GAAP measures defined as non-GAAP financial measures by the Securities and Exchange Commission (the “SEC”) to report its financial results:

-- Non-GAAP income from operations represents income from operations reported in accordance with GAAP, excluding share-based compensation expense.

5

-- Non-GAAP net income represents net income reported in accordance with GAAP, excluding share-based compensation expense.

-- Non-GAAP earnings per ADS represents non-GAAP net income divided by the number of ADS used in computing basic and diluted earnings per ADS.

-- EBITDA represents net income reported in accordance with GAAP, adjusted for the effects of interest income and expense, provision for income taxes, depreciation and amortization.

-- Adjusted EBITDA represents EBITDA, excluding share-based compensation expense.

The Company believes EBITDA is a useful financial metric to assess its operating and financial performance before the impact of investing and financing transactions, if any, and income taxes. In addition, 7 Days Group believes that EBITDA is widely used by other companies in the lodging industry and may be used by investors as a measure of its financial performance. Given the significant investments that 7 Days Group has made in the past in property and equipment, depreciation and amortization expense comprises a meaningful portion of its cost structure. 7 Days Group believes that EBITDA will provide investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The presentation of EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains the Company considers to be outside the ordinary course of its business. 7 Days Group also calculates Adjusted EBITDA excluding share-based compensation expense. The Company prepares its financial statements in accordance with GAAP and, accordingly, expenses its employee share options. Since share-based compensation expenses are non-cash expenses, the Company believes excluding them from its calculation of EBITDA allows it to provide investors with a more useful tool for assessing its operating and financial performance.

The use of EBITDA and Adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets, such as property and equipment, income tax expense, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Each of these items should also be considered in the overall evaluation of its results. Additionally, EBITDA does not consider capital expenditures and other investing activities and should not be considered as a measure of the Company’s liquidity. The Company compensates for these limitations by providing the relevant disclosure of its depreciation and amortization, interest expense and interest income, income tax expense, capital expenditures, share-based compensation expense and other relevant items both in its reconciliations to the GAAP financial measures and in its consolidated financial statements, all of which should be considered when evaluating the Company’s performance. The terms EBITDA and Adjusted EBITDA are not defined under GAAP, and EBITDA and Adjusted EBITDA are not measures of net income, operating income, operating performance or liquidity presented in accordance with GAAP. When assessing the Company’s operating and financial performance, investors should not consider this data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with GAAP. In addition, the Company’s EBITDA and Adjusted EBITDA may not be comparable to EBITDA or Adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA and Adjusted EBITDA in the same manner as the Company does.

6

For reasons same to the use of EBITDA and Adjusted EBITDA described above, the Company has also reported net income, basic and diluted earnings per ADS and income (loss) from operations on a non-GAAP basis, excluding share-based compensation expenses in the relevant period. These non-GAAP operating measures are useful for understanding and assessing the Company’s underlying business performance and operating trends and the Company expects to report net income, basic and diluted earnings per ADS and income from operations on a non-GAAP basis using a consistent method on a quarterly basis going forward.

7 Days Group believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing 7 Days Group’s financial performance and liquidity and when planning and forecasting future periods. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the periods set forth in the tables at the end of this release.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements and including, among other things, 7 Days Group’s revenue guidance for the second quarter 2013 and business forecast for 2013 including the expected number of hotel to be opened (including the breakdown of expected new leased-and-operated hotels and new managed hotels), Company’s business strategies, its ability to offer consistent and high-quality accommodations and services at an affordable price, its ability to leverage economies of scale and its ability to achieve strict cost controls and to deliver continued growth. These forward-looking statements are not historical facts but instead represent only the Company’s belief regarding future events, many of which, by their nature, are inherently uncertain and outside of the Company’s control. The Company’s actual results and financial condition and other circumstances may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. In particular, the Company’s operating results for any period are impacted significantly by the mix of leased-and-operated hotels and managed hotels in its chain, causing the Company’s operating results to fluctuate and making them difficult to predict.

7

Other factors that could cause forward-looking statements to differ materially from actual future events or results include risks and uncertainties related to: uncertainties associated with factors typically affecting the lodging industry, including changes in economic conditions, adverse weather conditions, natural disasters or outbreaks of serious contagious diseases in markets where the Company has a presence; uncertainties regarding the Company’s ability to respond to competitive pressures; uncertainties regarding the Company’s ability to manage its expected growth; uncertainties regarding the Company’s ability to continue its growth and achieve profitability; risks associated with the Company’s limited operating history and historical operating losses; uncertainties regarding the Company’s ability to fund its working capital needs; uncertainties regarding its ability to successfully and timely identify, secure or operate additional hotel properties. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in the Company’s 2012 Annual Report on Form 20-F filed with the SEC on April 10, 2013, which is available on the SEC’s website at www.sec.gov. For a discussion of other important factors that could adversely affect the Company’s business, financial condition, results of operations and prospects, see “Risk Factors” beginning on page 17 of the Company’s 2012 Annual Report on Form 20-F. The Company’s results of operations for the first quarter 2013 are not necessarily indicative of its operating results for any future periods. Any projections in this release are based on limited information currently available to the Company, which is subject to change. Although such projections and the factors influencing them will likely be changed, the Company will not necessarily update the information. Such information speaks only as of the date of this release.

Statement Regarding Unaudited Financial Information

The financial information set forth above is unaudited and subject to adjustments. Adjustments to the financial statements may be identified when the annual financial statements are prepared and audit work is performed for the year end audit, which could result in significant differences from this unaudited financial information.

8

Contacts:

Investor Contact:

Vivian Chen, Investor Relations Director
7 Days Group Holdings Limited
+86-20-8922-5858

IR@7daysinn.cn

Investor Relations (US):
Mahmoud Siddig, Managing Director
Taylor Rafferty
Tel: +1 (212) 889-4350

7DaysInn@taylor-rafferty.com

Investor Relations (HK):

Candy Cheung, Senior Consultant

Taylor Rafferty

+852 3196 3712
7DaysInn@taylor-rafferty.com

-- FINANCIAL AND OPERATIONAL TABLES FOLLOW --

9

7 Days Group Holdings Limited
Consolidated balance sheet information

	Quarter Ended
	31/Mar/12	31/Dec/12	31/Mar/13
	RMB' 000	RMB' 000	RMB' 000	US$'000
ASSETS
Current assets:
Cash	466,556	378,809	375,321	60,430
Pledged bank deposits	3,054	3,443	3,897	627
Short-term investment	60,000	-	-	-
Accounts receivable	6,758	17,015	13,919	2,241
Prepaid rent	158,746	171,370	176,589	28,433
Other prepaid expenses and current assets	56,059	77,608	77,399	12,462
Hotel supplies	46,826	56,591	46,204	7,439
Amounts due from related parties	71	87	15	2
Deferred tax assets	19,978	26,222	26,406	4,252
Total current assets	818,048	731,145	719,750	115,886
Property and equipment, net	1,679,664	1,970,763	1,927,978	310,423
Rental deposits	79,091	90,824	93,618	15,073
Land use right	23,889	23,426	23,272	3,747
Prepaid rent	63,268	71,088	68,328	11,001
Intangible assets, net	29,374	26,221	25,170	4,053
Goodwill	61,041	61,041	61,041	9,828
Other non-current assets	500	-	-	-
Deferred tax assets	53,287	62,513	63,518	10,227
Total assets	2,808,162	3,037,021	2,982,675	480,238
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	208,758	300,240	230,034	37,038
Bills payable	10,177	11,475	12,990	2,092
Short-term bank borrowings	342,993	130,015	187,377	30,170
Accrued expenses and other payables	403,048	511,800	471,170	75,863
Amounts due to related parties	1,793	2,601	3,204	516
Income taxes payable	19,694	25,617	21,858	3,519
Total current liabilities	986,463	981,748	926,633	149,198
Long-term bank borrowings	26,930	121,381	97,329	15,671
Accrued lease payment	218,184	256,472	263,404	42,411
Unfavorable lease contract liability	7,643	7,136	6,967	1,122
Refundable deposits	15,250	14,850	15,750	2,536
Deferred revenue	748	-	-	-
Deferred rebate income	6,350	5,727	6,916	1,114
Borrowings from related parties	1,238	752	-	-
Income taxes payable	6,644	3,317	3,317	534
Deferred tax liabilities	3,039	7,527	6,977	1,123
Total liabilities	1,272,489	1,398,910	1,327,293	213,709
Equity:
Ordinary shares	141,097	141,317	141,610	22,801
Treasury stock	-	(67,137)	(67,137)	(10,810)
Additional paid-in capital	1,632,426	1,649,880	1,664,124	267,940
Accumulated other comprehensive income	(475)	(721)	(941)	(152)
Accumulated deficit	(219,379)	(62,303)	(56,859)	(9,158)
Total 7 Days Group Holdings Limited share holders’ equity	1,553,669	1,661,036	1,680,797	270,621
Non-controlling interests	(17,996)	(22,925)	(25,415)	(4,092)
Total equity	1,535,673	1,638,111	1,655,382	266,529
Total liabilities and equity	2,808,162	3,037,021	2,982,675	480,238

10

7 Days Group Holdings Limited

Unaudited Consolidated Statements of Comprehensive Income

	Quarter Ended
	Mar 31	Dec 31	Mar 31
	2012	2012	2013
	RMB'000	RMB'000	RMB'000	US$'000
Total Revenues	577,639	736,385	678,110	109,182
Leased-and-operated hotels	519,459	648,427	596,929	96,111
Managed hotels	58,180	87,958	81,181	13,071
Less: Business tax and surcharges	(32,612)	(40,355)	(37,570)	(6,049)
Net revenues	545,027	696,030	640,540	103,133

Operating costs and expenses
Hotel operating costs	(466,480)	(560,637)	(556,912)	(89,668)
Rental expenses	(165,391)	(190,645)	(192,826)	(31,047)
Staff cost	(89,142)	(114,169)	(116,089)	(18,691)
Depreciation and amortization	(73,021)	(84,790)	(87,435)	(14,078)
Hotel supplies	(24,468)	(40,439)	(34,268)	(5,517)
Utilities	(57,773)	(46,554)	(60,954)	(9,814)
Other	(56,685)	(84,040)	(65,340)	(10,521)
Sales and marketing expenses	(12,459)	(31,702)	(16,097)	(2,592)
General and administrative expenses	(42,785)	(52,555)	(53,806)	(8,663)

Total operating costs and expenses	(521,724)	(644,894)	(626,815)	(100,923)
Income from operations	23,303	51,136	13,725	2,210

Other income (expenses)
Interest income	2,109	800	1,099	177
Interest expense	(6,385)	(2,875)	(4,591)	(739)
Income before income tax	19,027	49,061	10,233	1,648
Income tax expenses	(7,341)	(13,844)	(7,043)	(1,134)
Net income	11,686	35,217	3,190	514
Net income attributable to non-controlling interest	7,283	2,683	2,254	363
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	18,969	37,900	5,444	877

Basic earnings per ordinary share	0.13	0.26	0.04	0.01

Diluted earnings per ordinary share	0.13	0.26	0.04	0.01

Other Comprehensive loss
Foreign currency transaction adjustment, net of nil tax	(805)	(1,857)	(220)	(35)

Comprehensive income	10,881	33,360	2,970	479
Less: Comprehensive income attributable to noncontrolling interest	(7,283)	(2,683)	(2,254)	(363)
Comprehensive income attributable to 7 Days Group Holdings Limited ordinary shareholders	18,164	36,043	5,224	842

11

7 Days Group Holdings Limited

Reconciliation of GAAP and Non-GAAP Results

EBITDA(non-GAAP)
	Quarter Ended
	Mar 31	Dec 31	Mar 31
	2012	2012	2013
	RMB'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders	18,969	37,900	5,444	877
Interest income	(2,109)	(800)	(1,099)	(177)
Interest expense	6,385	2,875	4,591	739
Income tax expenses	7,341	13,844	7,043	1,134
Depreciation and amortization	75,170	87,429	90,226	14,527
EBITDA (non-GAAP)	105,756	141,248	106,205	17,100
EBITDA%	19.4%	20.3%	16.6%	16.6%
Share-based compensation expenses	8,868	5,187	6,682	1,076

Adjusted EBITDA (non-GAAP) excluding share-based compensation expenses	114,624	146,435	112,887	18,176
Adjusted EBITDA%	21.0%	21.0%	17.6%	17.6%

Non-GAAP net income attributable to 7 Days Group Holdings Limited ordinary shareholders

	Quarter Ended
	Mar 31	Dec 31	Mar 31
	2012	2012	2013
	RMB'000	RMB'000	RMB'000	US$'000
Net income attributable to 7 Days Group Holdings Limited ordinary shareholders (GAAP)	18,969	37,900	5,444	877

Share-based compensation expenses	8,868	5,187	6,682	1,076

Net income attributable to ordinary shareholders excluding share-based compensation expenses (Non GAAP net income)	27,837	43,087	12,126	1,953

12

Earnings per share

	Quarter Ended
	Mar 31	Dec 31	Mar 31
	2012	2012	2013
	RMB	RMB	RMB	USD
Basic earnings per ordinary share (GAAP)	0.13	0.26	0.04	0.01
Diluted earnings per ordinary share (GAAP)	0.13	0.26	0.04	0.01

Basic earnings per ordinary share(Non-GAAP), excluding share-based compensation expenses	0.19	0.29	0.08	0.01

Diluted earnings per ordinary share(Non-GAAP), excluding share-based compensation expenses	0.18	0.29	0.08	0.01

Denominator:
Basic weighted average number of ordinary shares	149,942,510	146,813,397	147,035,958
Diluted weighted average number of ordinary shares	151,299,954	147,384,945	147,923,520

13

	Quarter Ended
	31-Mar-12	31-Dec-12	31-Mar-13
	RMB '000	RMB '000	RMB’000	USD’000
Hotel operating cost
GAAP Result	(466,480)	(560,637)	(556,912)	(89,668)
% of Total net revenue	85.59%	80.55%	86.94%	86.94%
Share-based Compensation	555	313	400	64
% of Total net revenue	0.10%	0.04%	0.06%	0.06%
Non-GAAP Result	(465,925)	(560,324)	(556,512)	(89,604)
% of Total net revenue	85.49%	80.50%	86.88%	86.88%

Sales and marketing expenses
GAAP Result	(12,459)	(31,702)	(16,097)	(2,592)
% of Total net revenue	2.29%	4.55%	2.51%	2.51%
Share-based Compensation	586	578	623	100
of Total net revenue	0.11%	0.08%	0.10%	0.10%
Non-GAAP Result	(11,873)	(31,124)	(15,474)	(2,492)
% of Total net revenue	2.18%	4.47%	2.42%	2.42%

General and administrative expenses
GAAP Result	(42,785)	(52,555)	(53,806)	(8,663)
% of Total net revenue	7.85%	7.55%	8.40%	8.40%
Share-based Compensation	7,727	4,296	5,659	911
% of Total net revenue	1.42%	0.62%	0.88%	0.88%
Non-GAAP Result	(35,058)	(48,259)	(48,147)	(7,752)
% of Total net revenue	6.43%	6.93%	7.52%	7.52%

Total operating cost and expenses
GAAP Result	(521,724)	(644,894)	(626,815)	(100,923)
% of Total net revenue	95.72%	92.65%	97.86%	97.86%
Share-based Compensation	8,868	5,187	6,682	1,076
% of Total net revenue	1.63%	0.75%	1.04%	1.04%
Non-GAAP Result	(512,856)	(639,707)	(620,133)	(99,847)
% of Total net revenue	94.10%	91.91%	96.81%	96.81%

Income from operations
GAAP Result	23,303	51,136	13,725	2,210
% of Total net revenue	4.28%	7.35%	2.14%	2.14%
Share-based Compensation	8,868	5,187	6,682	1,076
% of Total net revenue	1.63%	0.75%	1.04%	1.04%
Non-GAAP Result	32,171	56,323	20,407	3,286
% of Total net revenue	5.90%	8.09%	3.19%	3.19%

14

7 Days Group Holdings Limited

Operating Data

	As of and for the Quarter Ended
	Mar 31	Dec 31	Mar 31
	2012	2012	2013

Hotels in operation	1,044	1,345	1,427
Leased-and-operated hotels	417	492	500
Managed hotels	627	853	927

Hotels under conversion	189	223	223
Leased-and-operated hotels	30	21	14
Managed hotels	159	202	209

Total hotel rooms for hotels in operation	104,191	133,497	141,091
Leased-and-operated hotels	43,800	51,725	52,691
Managed hotels	60,391	81,772	88,400

Total hotel rooms for hotels under conversion	18,542	20,368	19,733

Number of cities covered for hotels in operation	162	208	223

Average occupancy rate	77.7%	78.1%	75.3%
Leased-and-operated hotels	79.5%	79.2%	75.0%
Managed hotels	76.3%	77.4%	75.5%

Average daily rate (in RMB)	156.4	161.8	159.1
Leased-and-operated hotels	161.9	168.5	165.5
Managed hotels	152.1	157.4	155.2

RevPAR (in RMB)	121.5	126.4	119.7
Leased-and-operated hotels	128.8	133.4	124.1
Managed hotels	116.0	121.9	117.1

15